INNOVATION ECONOMY CORPORATION

1650 Spruce Street, Suite 500

Riverside, CA 92507

November 23, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Innovation Economy Corporation Registration Statement on Form S-1 (File No. 333-203238) Request for Withdrawal

 Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Innovation Economy Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-203238), together with all exhibits and amendments thereto (the “Registration Statement”), which was originally filed with the Commission on April 3, 2015.

The Company has determined at this time not to proceed with the offering due to unfavorable market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement.  Pursuant to Rule 477(c), the Company advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please address any questions you may have to our counsel, Richard Baumann, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Thank you for your assistance with this matter.

Sincerely, INNOVATION ECONOMY CORPORATION

By:	/s/ Amro Albanna
Name: Amro Albanna
Title: Chief Executive Officer and Chairman